SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 13, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on January 13, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 13 January 2012

ING update on Bank strategy at Investor Day

•	Priorities for 2012 and 2013: repayment Dutch State, completion EC Restructuring and fulfilment of Basel III requirements while achieving a minimum core Tier 1 ratio of 10% at the end of this period

•	Long term ambitions 2015: superior customer centricity, balance sheet optimisation and operational excellence resulting in ROE of 10 -13% under Basel III

•	ING Bank: a strong European bank with potential to grow, without growing the balance sheet

‘Building the bank of the future’ is the main theme for the ING Investor Day during which Jan Hommen, CEO of ING Group will lay out the strategy of ING Bank for the coming years. “ING is relatively well positioned to adapt to the challenges the banking industry is currently facing. The divestments we announced last year, together with the liability management exercise we just completed, have strengthened our capital position,” Jan Hommen said. “In order to improve further we will increase focus on customer centricity, work towards operational excellence and optimise our balance sheet.”

For the next two years, ING will focus on repaying the Dutch State, completing the EC Restructuring and fulfilling increasing capital requirements known as Basel III. “We aim to repay the remaining core Tier 1 securities as soon as possible, however given the ongoing crisis in the eurozone and increasing regulatory capital requirements, we need to take a cautious approach and pay special attention to liquidity, funding and capital. In 2011, market circumstances became increasingly difficult and volatile and we expect that to remain the case in the near future,” said Jan Hommen. From 2013 onwards, ING aims to maintain a minimum core Tier 1 ratio of 10%. ING intends to resume dividend payments on common shares when all remaining core Tier 1 securities have been repaid to the Dutch State and Basel III requirements have been met.

After State repayment and completion of the EC restructuring requirements ING will enter into a next phase. The European banking landscape has changed: households and governments need to reduce debt and banks are faced with more customer scrutiny and increasing demands for transparency. “While various regulatory changes are limiting banks to grow and both economic and societal trends are putting pressure on margins, we believe ING meets the criteria to succeed in this environment. We have strong funding capabilities and attractive home market positions in Northern Europe. Our experience in lean and competitive markets has made us leaders in innovative distribution at low costs. This puts us in a good position as customers want simple, transparent and fairly priced products.”

“Because customer centricity remains crucial to all we do, we are converging our retail banking business models in terms of product offerings and distribution channels. Operational excellence is crucial for meeting the demands of customers, especially when regulatory costs and bank taxes drive overall costs higher. “We need to move beyond simple cost cuts and focus on achieving true operational excellence, helping our customers obtain simple products through convenient and safe multi-channel access while at the same time streamlining our organisation and systems,” Jan Hommen said. These initiatives will offset part of the increasing regulatory costs and bank taxes, helping ING Bank to reach a cost-income ratio of 50-53% by 2015. Procurement initiatives are expected to save EUR 300 million per year by 2015 but further structural efficiency improvements and IT investments will be needed to reach ING’s long term cost-income ratio target of 50%.

Jan Hommen will explain how optimising the balance sheet will help to maximise returns and to offset higher capital requirements. “By managing our balance sheet more efficiently ING will increase returns and grow customer lending without increasing the balance sheet. By better matching our own originated loans from the Commercial Bank with deposits gathered in the Retail Bank, we can eliminate inefficiencies on our balance sheet, improve the quality of the overall asset side and produce a better return with a low risk balance sheet.”

Jan Hommen will end his presentation by reiterating that by 2015 customer centricity, operational excellence and balance sheet optimisation should enable ING to achieve a return on equity under Basel III rules of 10–13%, while maintaining a minimum core Tier 1 ratio of 10% and a cost/income ratio of 50-53%.

Koos Timmermans, Vice-Chairman of ING Bank, will elaborate at the ING Investor Day on how Basel III regulation is a catalyst to manage the balance sheet more efficiently. The negative impact of Basel III by the end of 2013 on ING’s core Tier 1 ratio is expected to be a manageable 80 basis points. He will also give an update on ING Bank’s exposure to Southern European sovereign debt. After reducing Southern European sovereign debt in the fourth quarter of 2011 by approximately EUR 1.2 billion, total reduction of Southern European debt in 2011 amounted to around EUR 4 billion, bringing the total remaining positions in Southern European sovereign debt to around EUR 2 billion.

All presentations at the ING Investor Day are available online (www.ing.com/ir). The keynote speech by Jan Hommen (starting at 8.30 am) and the plenary speech by Koos Timmermans (starting at 9.15 am) can be followed live via webcast at www.ing.com/ir or by dialing in via (+ 31 10)29 44 285, entry code: 4320669192 #.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5460
frans.middendorff@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in customer and policyholder behaviour, (11) changes in general competitive factors, (12) changes in laws and regulations, (13) changes in the policies of governments and/or regulatory authorities, (14) conclusions with regard to purchase accounting assumptions and methodologies, (15) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (16) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document, and any other document or presentation to which it refers, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: January 13, 2012